February 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attn: Irene Paik

Re:	CASI Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-222701

Request for Acceleration

Ladies and Gentlemen:

CASI Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the referenced Registration Statement on Form S-3 so that it may become effective at 4:00 p.m. Eastern Time on February 5, 2018, or as soon thereafter as practicable.

Very truly yours, CASI PHARMACEUTICALS, INC.

By:	/s/ Cynthia W. Hu
Name: Cynthia W. Hu Title: Chief Operating Officer